UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Global Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37892P107
(CUSIP Number)

Carter Glatt
c/o Dune Acquisition Holdings LLC
700 S. Rosemary Avenue, Suite 204
West Palm Beach, Florida 33401
(917) 742-1904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37892P107	SCHEDULE 13D	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
Dune Acquisition Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,162,500 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,162,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,162,500 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This amount includes 4,312,500 shares of Class A Common Stock (as defined herein) held directly by Dune Acquisition Holdings LLC and 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants (as defined herein) held directly by Dune Acquisition Holdings LLC.

(2)
This percentage is calculated based on the sum of (i) 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing (as defined herein) on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2023, and (ii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by Dune Acquisition Holdings LLC, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Carter Glatt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,162,500 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,162,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,162,500 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
89.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This amount includes 4,312,500 shares of Class A Common Stock held directly by Dune Acquisition Holdings LLC and 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by Dune Acquisition Holdings LLC.

(2)
This percentage is calculated based on the sum of (i) 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with SEC on December 28, 2023, and (ii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by Dune Acquisition Holdings LLC, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D	Page 4 of 11 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Global Gas Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 99 Wall Street, Suite 436, New York, NY 10005. Prior to the Closing (as defined herein), the Issuer was known as Dune Acquisition Corporation (“Dune”).

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Dune Acquisition Holdings LLC (the “Sponsor”), and
ii.	Carter Glatt (“Mr. Glatt”).

Mr. Glatt is a citizen of the United States and serves as Chairman of the board of directors of the Issuer (the “Board”). The Sponsor is organized under the laws of the State of Delaware and served as sponsor to Dune. Mr. Glatt serves as the Manager of the Sponsor. The Reporting Persons’ principal address is 700 S. Rosemary Avenue, Suite 204, West Palm Beach, Florida 33401.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as an exhibit to this Schedule 13D.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2023 (the “Closing Date”), Dune consummated its initial business combination (the “Business Combination”) pursuant to the Unit Purchase Agreement, dated May 14, 2023 (as amended on August 22, 2023 and as further amended on November 24, 2023, the “Purchase Agreement”), by and among Dune, Global Gas Holdings LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Dune (“Holdings”), Global Hydrogen Energy LLC, a Delaware limited liability company (“Global Hydrogen”), and William Bennett Nance, Jr., Sergio Martinez and Barbara Guay Martinez (collectively, the “Sellers”), the equity holders of Global Hydrogen (the “Closing”).

Prior to the Closing, on July 10, 2020, the Sponsor purchased 3,737,500 shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Original Founder Shares”), for an aggregate price of $25,000. On December 17, 2020, pursuant to the certificate of incorporation of Dune, each Original Founder Share outstanding immediately prior to December 17, 2020 was converted into one and two-thirteenths (1 2/13) Original Founder Shares, resulting in an aggregate of 4,312,500 Original Founder Shares outstanding. The Original Founder Shares were identical to the shares of Class A common stock, par value $0.0001 per share of Dune (the “Dune Class A common stock”) included in the units sold in Dune’s initial public offering consummated on December 22, 2020 (“Dune’s IPO”), except that the Original Founder Shares were subject to certain transfer restrictions. Specifically, the holders of the Original Founder Shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Original Founder Shares until the earlier to occur of (A) one year after the completion of the Business Combination or earlier if, subsequent to the Business Combination, the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading-day period commencing at least 150 days after the Business Combination, and (B) the date following the completion of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their Class A Common Stock for cash, securities or other property.

CUSIP No: 37892P107	SCHEDULE 13D	Page 5 of 11 Pages
Also prior to the Closing, the Sponsor purchased an aggregate of 4,850,000 private placement warrants (“Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant, or $4,850,000 in the aggregate, in a private placement that occurred simultaneously with the closing of Dune’s IPO, with each such Private Placement Warrant exercisable for one whole share of Dune Class A common stock at a price of $11.50 per share. The Private Placement Warrants (including the shares of Dune Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination (except to a permitted transferee).

On September 20, 2023, the Issuer and the Sponsor entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which, on September 20, 2023, the Sponsor exchanged 4,312,500 Original Founder Shares on a one-for-one basis for 4,312,500 shares of Dune’s Class A common stock (the “Founder Shares”) on the terms and conditions set forth in the Exchange Agreement (the “Exchange”). Pursuant to the terms of the Exchange Agreement, the Founder Shares are subject to the same restrictions as applied to the Original Founder Shares before the Exchange, including, among other things, the transfer restrictions. The Exchange Agreement contains customary representations and warranties. The Exchange Agreement also provides that the Issuer will register for resale under the Securities Act of 1933, as amended (the “Securities Act”), the Founder Shares issued to the Sponsor in the Exchange pursuant to the Registration Rights Agreement (as defined and described in Item 6 herein).

In accordance with the terms and subject to the conditions of the Purchase Agreement, at the Closing of the Business Combination, (a) Dune contributed to Holdings all of its assets (excluding its interests in Holdings and the aggregate amount of cash proceeds required to satisfy redemptions by Dune’s public stockholders (“Stockholder Redemptions”)), and in exchange therefor, Holdings issued to Dune a number of common equity units of Holdings (“Holdings Common Units”) which equal the number of total shares of Dune Class A common stock issued and outstanding immediately after the Closing (giving effect to all Stockholder Redemptions) (such transactions, the “SPAC Contribution”) and (b) immediately after the SPAC Contribution, the Sellers transferred, conveyed, assigned and delivered all of the limited liability company equity interests of Global Hydrogen (“Global Hydrogen Units”) to Holdings in exchange for shares of Class B voting non-economic common stock, par value $0.0001 per share (“Class B Common Stock”), of Dune and Holdings Common Units (together with the SPAC Contribution, the “Combination Transactions”), as a result of which, (i) each issued and outstanding Global Hydrogen Unit immediately prior to the Combination Transactions is now held by Holdings, (ii) each Seller received an aggregate number of Holdings Common Units and shares of Class B Common Stock, in each case, equal to the number of Global Hydrogen Units held by such Seller, multiplied by the Company Exchange Ratio (determined by dividing (A) the quotient of $43,000,000 divided by the number of Global Hydrogen Units issued and outstanding immediately prior to Closing by (B) $10.00 per share), and (iii) Dune changed its name to Global Gas Corporation.

As a result, at the Closing, the Reporting Persons continue to hold an aggregate 4,312,500 shares of Class A Common Stock, and their 4,850,000 Private Placement Warrants will become exercisable for one share of Class A Common Stock commencing 30 days after the Closing. The Sponsor’s shares of Class A Common Stock and Private Placement Warrants are subject to the transfer restrictions set forth in the lockup agreement entered into by and among the Issuer, the Sponsor and each of the Sellers, dated May 14, 2023 and effective as of the Closing (the “Lockup Agreement”), which restrictions amend and supersede the restrictions on transfer the Sponsor agreed to previously in connection with the Dune IPO. Pursuant to the Lockup Agreement, (i) the Sponsor’s shares of Class A Common Stock may not be transferred, assigned or sold until the earlier of twelve (12) months after (and excluding) the Closing Date and the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the shares of the Issuer’s common stock being converted into cash, securities or other property, and (ii) the Private Placement Warrants may not be transferred, assigned or sold until thirty (30) days after the Closing Date. The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lockup Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

CUSIP No: 37892P107	SCHEDULE 13D	Page 6 of 11 Pages
The shares of Class A Common Stock and Private Placement Warrants held directly by the Sponsor reported herein were acquired using the working capital of the Sponsor.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of their business of investing in securities for their own accounts. The Reporting Persons expect to continuously assess their investment in the Issuer and, depending on their evaluation of the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, including certain restrictions described herein, the Reporting Persons may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in the instructions to Item 4 of Schedule 13D.

Mr. Glatt serves as Chairman of the Board. In such capacity, Mr. Glatt may engage in communications with the Board, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as Chairman of the Board, Mr. Glatt may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,162,500 shares of Class A Common Stock, which represents approximately 89.1% of the shares of Class A Common Stock outstanding.  This amount includes 4,312,500 shares of Class A Common Stock held directly by the Sponsor and 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor.

The Sponsor and Mr. Glatt have shared power to vote and shared power to dispose of the 4,312,500 shares of Class A Common Stock and 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor.

The foregoing beneficial ownership percentages are calculated based on 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2023, plus, for purposes of calculating the Reporting Persons’ beneficial ownership percentage, 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Persons during the past 60 days.

CUSIP No: 37892P107	SCHEDULE 13D	Page 7 of 11 Pages
(d) Except as described in this Schedule 13D, no person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Sponsor Agreement

Prior to the Closing, on May 14, 2023, in connection with the signing of the Purchase Agreement, Dune, the Sponsor, Holdings and Global Hydrogen entered into the Sponsor Agreement (the “Sponsor Agreement”), pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of the Business Combination, (ii) waive the anti-dilution protection afforded under Dune’s amended and restated certificate of incorporation, as amended, in respect of the founder shares held by the Sponsor in connection with the Business Combination and (iii) not transfer its shares of Dune capital stock and continue to support, and refrain from taking certain actions that would negatively affect, the Combination Transactions, in each case, subject to the terms and conditions contemplated by the Sponsor Agreement.

Pursuant to the Sponsor Agreement, Dune has agreed to indemnify the Sponsor for a period of six years after the Closing against any claims directly relating to the Business Combination arising from the Sponsor’s ownership of Dune’s equity securities or its control or ability to influence Dune, subject to certain limited exceptions.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Promissory Notes

Prior to the Closing, on June 21, 2023, Dune issued an unsecured promissory note (the “Sponsor Note”) to the Sponsor, which provided for borrowings from time to time of up to an aggregate of $300,000 for working capital purposes and to pay expenses related to the Business Combination. The Sponsor Note did not bear interest and became payable at the Closing, and is subject to customary events of default, the occurrence of any of which automatically triggers the unpaid principal balance of the Sponsor Note and all other sums payable with regard to the Sponsor Note to become immediately due and payable. As of the Closing Date, Dune had borrowed $170,000 thereunder for working capital purposes and to pay expenses related to the Business Combination. Also prior to the closing, on June 21, 2023, Global Hydrogen issued an unsecured promissory note (the “Glatt Note” and, together with the Sponsor Note, the “Related Party Notes”) to Mr. Glatt, and, as of the Closing Date, Global Hydrogen had borrowed $103,950 thereunder for working capital purposes and to pay expenses related to the Business Combination.

The Related Party Notes do not bear interest and were payable on the earlier of December 31, 2023 and the completion of the Business Combination. The Related Party Notes are each subject to customary events of default, the occurrence of any of which automatically triggers the unpaid principal balance of each Related Party Note and all other sums payable with regard thereunder to become immediately due and payable.

On the Closing Date, the Issuer, the Sponsor, Global Hydrogen and Mr. Glatt amended the Related Party Notes (the “Related Party Note Amendments”), as applicable, to (i) defer the maturity date of the Related Party Notes to June 30, 2024, (ii) limit the principal amount available under the Sponsor Note to $170,000 and (iii) limit the principal amount available under the Glatt Note to $103,950. All other terms and conditions of the Related Party Notes remain unchanged.

CUSIP No: 37892P107	SCHEDULE 13D	Page 8 of 11 Pages
The foregoing descriptions of the Sponsor Note, the Glatt Note and the applicable Related Party Note Amendment do not purport to be complete and are qualified in their entirety by the full text of the Sponsor Note, Glatt Note and the applicable Related Party Note Amendment, respectively, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Nomination Agreement

On the Closing Date, in connection with the Business Combination, the Issuer entered into a Nomination Agreement (the “Nomination Agreement”) with each of the Sellers and the Sponsor, pursuant to which each of the Sellers and the Sponsor will have the right to nominate members of the Board in the number and subject to the beneficial ownership thresholds and terms and conditions set forth therein. Pursuant to the Nomination Agreement, (i) to the extent the Sponsor beneficially owns a number of shares of Class A Common Stock representing at least 25% of the number of shares of Class A Common Stock beneficially owned by it as of immediately following the Closing (its “Initial Share Ownership”) and the Sellers collectively beneficially own a number of shares of Class A Common Stock representing their Initial Share Ownership, the Sponsor and the Sellers will have the right, but not the obligation, to jointly appoint or nominate for election to the Board, as applicable, two (2) individuals to serve as Class II directors, both of whom shall be independent directors, and (ii) to the extent the Sponsor beneficially owns a number of shares of Class A Common Stock representing at least 25% of its Initial Share Ownership, the Sponsor will have the right, but not the obligation, to appoint or nominate for election to the Board, as applicable, two (2) individuals to serve as Class III directors, both of whom shall be independent directors. Additionally, for so long as the Sponsor is entitled to appoint or nominate any person to the Board under the Nomination Agreement, the Issuer agrees to take all necessary action to cause the Board to appoint one Class III director to serve as Chairperson of its board of directors.

The foregoing description of the Nomination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Nomination Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Registration Rights Agreement

On the Closing Date, in connection with the Business Combination, the Issuer, the Sponsor and the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer’s common stock and other equity securities that are held by the parties thereto from time to time.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Indemnification Agreements

On the Closing Date, the Issuer entered into indemnification agreements with each of its directors and executive officers, including Mr. Glatt. These indemnification agreements require the Issuer to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Issuer’s directors or executive officers or any other company or enterprise to which the person provides services at the Issuer’s request.

CUSIP No: 37892P107	SCHEDULE 13D	Page 9 of 11 Pages
The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the full text of the form of indemnification agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 2, 2024, by and among the Sponsor and Carter Glatt.
Exhibit 2
Sponsor Agreement, dated as of May 14, 2023, by and among the Sponsor, Holdings, Dune and Global Hydrogen (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on May 15, 2023).

Exhibit 3	Promissory Note, dated June 21, 2023, by and between Dune and the Sponsor (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on June 23, 2023).
Exhibit 4	Promissory Note, dated June 21, 2023, between Global Hydrogen and Mr. Glatt (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on June 23, 2023).
Exhibit 5
Amendment No. 1 to Promissory Note, dated December 21, 2023, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.11 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 6
Lockup Agreement, dated as of May 14, 2023, by and among Dune Acquisition Corporation, the Sponsor and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the SEC on May 15, 2023).

Exhibit 7
Nomination Agreement, dated as of December 21, 2023, by and among the Issuer, the Sponsor and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.6 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 8
Registration Rights Agreement, dated as of December 21, 2023, by and among the Issuer, the Sponsor and the unitholders of Global Hydrogen (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 9
Form of Indemnification Agreement, dated as of December 21, 2023, by and between the Issuer and its directors and officers (incorporated by reference to Exhibit 10.14 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

Exhibit 10
Amendment No. 1 to Promissory Note, dated December 21, 2023, by and between Global Hydrogen and Mr. Glatt (incorporated by reference to Exhibit 10.13 to the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023).

CUSIP No: 37892P107	SCHEDULE 13D	Page 10 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNE ACQUISITION HOLDINGS LLC

	By:	/s/ Carter Glatt
	Name:	Carter Glatt
	Title:	Managing Member

CARTER GLATT

/s/ Carter Glatt

January 2, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 37892P107	SCHEDULE 13D	Page 11 of 11 Pages
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A common stock of Global Gas Corporation dated as of January 2, 2024 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

DUNE ACQUISITION HOLDINGS LLC

	By:	/s/ Carter Glatt
	Name:	Carter Glatt
	Title:	Managing Member

CARTER GLATT

/s/ Carter Glatt

January 2, 2024